December 21, 2006

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Decker:

I am writing in response to your comment letter dated December 8, 2006, concerning the Staff’s review of Tupperware Brands Corporation’s (the Company) Form 10-K for the fiscal year ended December 31, 2005 filed on March 16, 2006 and the Company’s Form 10-Q’s for the quarters ended March 31, 2006, July 1, 2006 and September 30, 2006 filed on May 11, 2006, August 10, 2006 and November 9, 2006, respectively. The following is the Company’s response to each of the matters contained in your letter.

Comments on December 31, 2005 10-K

Consolidated Statements of Cash Flows, page 36

Comment: We have reviewed your response to comment 1. Please show us in your supplemental response the restated statement of cash flows you will include in the 2006 Form 10-K. Please also show us all other portions of the 2006 Form 10-K which will be affected by the restatement related to the make-whole payment. This should include the note to the financial statements discussing the restatement, MD&A and Item 9A.

Reply: Presented below is the disclosure that the Company anticipates presenting in the indicated portions of its 2006 Form 10-K resulting from the change requested by the staff related to the make-whole payment.

December 21, 2006

Mr. Rufus Decker

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Financial Condition, page 26

Operating Activities. Net cash provided by operating activities for 2006 was $____ compared with $140.2 million in 2005 and $121.4 million in 2004.

The increase/decrease from 2005 to 2006 was primarily due to _______.

The increase from 2004 to 2005 was primarily due to $46 million received in connection with settling pre-June 1996 income taxes with the Company’s former parent. The Company also received a refund of approximately $10 million from the United States Internal Revenue Service in settlement of audits for the period 1996 to 2001. These items were partially offset by $22 million in make-whole payments related to the early repayment of the 7.91% Notes due 2011 (see Note 7 to the consolidated financial statements) and a decrease in accounts payable and accrued liabilities. There was a cash inflow from settling hedge contracts this year versus an outflow last year due to a weaker U.S. dollar during 2005 than in 2004.

Item 8.	Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Reclassifications. Certain prior year amounts have been reclassified in the consolidated financial statements to conform to current year presentation.

The statement of cash flows for 2005 includes a reclassification between cash provided by operating activity and cash from financing activity. In the fourth quarter of 2005 the Company made make-whole payments of $22 million related to the early repayment of the 7.91% Notes due 2011 and six million dollars for the discharge of obligations related to $100 million of bonds due in 2006 (see Note 7 to the consolidated financial statements). These payments were included in the statement of cash flows as a $27.4 million increase to net cash provided by operating activities and a decrease to net cash from financing activities for the same amount. Within the 2005 statement of income the $27.4 million was recorded as interest expense.

December 21, 2006

Mr. Rufus Decker

This reclassification resulted in a $27.4 million reduction to the Company’s 2005 net cash provided by operating activities resulting in $140.2 million provided by operating activities versus $167.6 million as previously disclosed and an increase of the same amount to the Company’s 2005 net cash from financing activities to $459.5 million versus $432.1 million as previously disclosed. There was no change to the net increase in cash and cash equivalents. Additionally, none of the Company’s debt covenants were affected by the reclassification.

A comparison of the 2005 statement of cash flows before and after the reclassification is shown below.

December 21, 2006

Mr. Rufus Decker

	Year Ended
	As Reclassified	Original
(In millions)	December 31, 2005	December 31, 2005	Difference
Operating activities:
Net income	$85.4	$85.4	$—
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	50.8	50.8	—
Amortization of deferred gains, restricted stock compensation and other	(4.0)	(0.8)	(3.2)
Net gains on disposal of assets	(0.6)	(0.6)	—
Provision for bad debts	5.4	5.4	—
Net impact of write-down of inventories and change in LIFO reserve	(3.7)	(3.7)	—
Non-cash impact of re-engineering and impairment costs	4.1	4.1	—
Cumulative effect of a change in accounting principle	0.8	0.8	—
Increase in net deferred income taxes	(4.3)	(4.3)	—
Stock option expense	2.8	2.8	—
Termination of interest rate hedge	3.1	3.1	—
Loss on repayment of debt	—	24.2	(24.2)
Changes in assets and liabilities:
Decrease in accounts and notes receivable	9.6	9.6	—
Increase in inventories	(6.2)	(6.2)	—
(Increase) decrease in non-trade amounts receivable	(6.3)	(6.3)	—
Decrease (increase) in prepaid expenses	0.7	0.7	—
Decrease in other assets	17.4	17.4	—
(Decrease) increase in accounts payable and accrued Liabilities	(23.9)	(23.9)	—
Increase (decrease) in income taxes payable	7.3	7.3	—
Decrease in other liabilities	(2.1)	(2.1)	—
Net cash impact from hedging activity	3.7	3.7	—
Other	0.2	0.2	—

Net cash provided by operating activities	140.2	167.6	(27.4)

Investing activities:
Capital expenditures	(52.0)	(52.0)	—
Purchase of International Beauty, net of cash acquired	(464.3)	(464.3)	—
Proceeds from disposal of property, plant and equipment	8.0	8.0	—
Payment to terminate interest rate hedge	(3.1)	(3.1)	—

Net cash used in by investing activities	(511.4)	(511.4)	—

Financing activities:
Dividend payments to shareholders	(52.4)	(52.4)	—
Proceeds from exercise of stock options	30.2	30.2	—
Proceeds from payments of subscriptions receivable	0.6	0.6	—
Proceeds from issuance of term debt	762.5	762.5	—
Repayment of debt	(280.5)	(307.9)	27.4
Net (decrease) increase in short-term debt	(0.9)	(0.9)	—

Net cash from (used in) financing activities	459.5	432.1	27.4

Effect of exchange rate changes on cash and cash equivalents	2.3	2.3	—

Net increase in cash and cash equivalents	90.6	90.6	—
Cash and cash equivalents at beginning of year	90.9	90.9	—

Cash and cash equivalents at end of year	$181.5	$181.5	$—

Supplemental disclosure:

Loans settled with common stock (Note 9)	$5.6	$5.6	$—

December 21, 2006

Mr. Rufus Decker

Item 9A of the Company’s 2006 Form 10-K will not be affected by the reclassification.

Comments on September 30, 2006 10-Q

Note 10 – Segment Information, page 15

Comment: We have reviewed your response to prior comment 2. Please provide us with all financial information provided to your chief operating decision maker for each of the last three years and the 2006 interim period.

Reply: The requested material has been sent separately for the periods December 2003, December 2004, December 2005, January 2006, September 2006 and November 2006 in hardcopy format as agreed with Mr. Rodriguez. To provide some context to the materials, they include some weekly, monthly and quarterly data that the CEO regularly received at the time. This material is used in meetings primarily with the Company’s Group Presidents who have responsibility for the performance of individual business units. The CEO interacts directly with the applicable Group President regarding a specific market in situations where an operating issue has been identified and follow up regarding progress. This interaction occurs regularly during monthly meetings where, among other topics, each Group President is asked to provide an update on the operations under his/her leadership. There are also individual meetings between the CEO and one or more Group Presidents. Decisions by the CEO as to the allocation of resources among markets are typically made at the Group level and it is the responsibility of the Group Presidents to implement and allocate within the Group. Materials for the Board of Directors are also included as this is a primary source of information for the CEO. This information is prepared by the corporate finance staff and utilized in reviewing performance with the CEO prior to presentation to the full Board of Directors. While reviewing the package sent, you will see that the CEO does have access to some market level data that is used as a reference source and is not subject to regular review. This level of detail review is the primary responsibility of the individual Group Presidents with the assistance of group financial analysts. We understand that it may be difficult to reach any conclusions just by reviewing the documents. As such, once you have had a chance to review the data, we request a telephone call with you to walk you through the Company’s submission.

December 21, 2006

Mr. Rufus Decker

The Company would like to also mention that as indicated in our Form 8-K filed on December 19, 2006, the Company will implement a management structure change effective January 1, 2007 with the appointment of Simon Hemus as President and Chief Operating Officer of the Company. Under this structure, the remaining Group Presidents as well as the newly appointed Executive Vice President, Beauty, will report to Mr. Hemus. It is anticipated that Mr. Hemus will be included as a chief operating decision maker for the Company and that change will likely result in a redefinition of operating segments. As it moves into the first quarter, the Company will review its reporting structure in accordance with SFAS 131 and report under this structure, including any aggregation of operating segments that is appropriate, beginning with the first quarter of 2007.

* * * *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is mindful of its accounting and disclosure obligations under the securities laws and intends for its SEC filings to be exemplary in this respect. We believe that our comments and expressions of intent with respect to future filings satisfactorily respond to all matters raised by the Staff.

If there are any questions or comments, or if additional information is desired in connection with this matter, please contact me at 407-826-8899.

Sincerely,

/s/ Michael S. Poteshman
Michael S. Poteshman
Executive Vice President and Chief Financial Officer